Oasis Petroleum Inc.
1001 Fannin Street, Suite 202
Houston, Texas 77002
June 14, 2010
By Facsimile and EDGAR
Kevin Dougherty
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Oasis Petroleum Inc. Registration Statement on Form S-1 (as amended) File No. 333-165212
Dear Mr. Dougherty:
          On behalf of Oasis Petroleum Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 8:00 a.m. (Washington, D.C. time) on June 16, 2010, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated April 2, 2010, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request has also been transmitted via EDGAR.

Very truly yours, Oasis Petroleum Inc.
By:	/s/ Thomas B. Nusz
	Name:	Thomas B. Nusz
	Title:	Chairman, President and Chief Executive Officer